SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement
Under Section 14(d)(1) or 13(e)(3) of the Securities Exchange Act of 1934

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Name of Subject Company)

Inversiones Telefónica Internacional Holding Limitada
Telefónica, S.A.
(Names of Filing Persons)
American Depositary Shares
(Each Representing 4 Shares of Series A Common Stock, no par value)
(Title of Class of Securities)
204449300

(CUSIP Number of Class of Securities)
Shares of Series A Common Stock, no par value, and Shares of Series B Common
Stock, no par value
(Title of Class of Securities)
n/a

(CUSIP Number of Class of Securities)

Marcía García-Legaz Ponce
Head of Investor Relations
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
Tel. 011 34 91 482 870
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Stephen G. Rooney, Esq.
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019-6092
Tel. (212) 259-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)(3)
$340,117,759.10	$13,366.63

(1)	Estimated solely for the purpose of determining the filing fee. The transaction valuation is calculated by adding (A) the product of (x) 180,702,226 (which is the sum of the number of Compañía de Telecomunicaciones de Chile S.A. Series A Shares represented by American Depositary Shares, each representing 4 Series A Shares, and an estimate of the maximum number of Series A Shares held by U.S. holders) times (y) the purchase price of Ch$ 1,000 per Series A Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$ 532.42 to U.S.$ 1.00, the Observed Exchange Rate (as defined in the Offer to Purchase) as of September 16, 2008 and (B) the product of (x) 425,857 (which is the estimate of the maximum number of Compañía de Telecomunicaciones de Chile S.A. Series B Shares held by U.S. Holders) times (y) the purchase price of Ch$ 900 per Series B Share, net in cash, converted to U.S. dollars using an exchange rate of Ch$ 532.42 to U.S.$ 1.00, the Observed Exchange Rate as of September 16, 2008.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 0.00003930 of the transaction valuation.

(3)	Sent via wire transfer to the SEC on September 16, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☑	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO and Schedule 13E-3 Transaction Statement (this “Schedule TO”) relates to the offer by Telefónica, S.A., a publicly held stock corporation organized and existing under the laws of the Kingdom of Spain (“Telefónica”), and Inversiones Telefónica Internacional Holding Limitada, a limited liability company (sociedad de responsabilidad limitada) organized and existing under the laws the Republic of Chile and indirectly owned by Telefónica (“Purchaser” and, together with Telefónica, the “Bidders”) to purchase any and all of the outstanding shares of Series A common stock, no par value (the “Series A Shares”) and Series B common stock, no par value (the “Series B Shares” and, together with the Series A Shares, the “Shares”), of Compañía de Telecomunicaciones de Chile S.A. (the “Company”), other than Shares currently owned by Telefónica Internacional Chile S.A., a corporation organized and existing under the laws the Republic of Chile and indirectly wholly owned by Telefónica (“TICSA”), and any and all of the outstanding American Depositary Shares (“ADSs”) of the Company, each representing four Series A Shares, for 1,000 Chilean pesos per Series A Share, 900 Chilean pesos per Series B Share and 4,000 Chilean pesos per ADS, in each case payable in United States dollars based upon the Observed Exchange Rate published in the Official Gazette in Chile on the expiration date of the U.S. Offer (as defined below), net to the seller in cash and without interest thereon and subject to any required withholding of taxes, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 17, 2008 (the “Offer to Purchase”), and in the related ADS Letter of Transmittal, the Form of Acceptance and the ADS Notice of Guaranteed Delivery (which, as they may be amended and supplemented from time to time, together constitute the “U.S. Offer”), copies of which are attached hereto as Exhibits (a)(2), (a)(3) and (a)(4), respectively. This Schedule TO is being filed on behalf of the Bidders. The information set forth in the Offer to Purchase; including all schedules and annexes thereto, is incorporated herein by reference in response to all the items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or not covered by the items in Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the Subject Company is Compañía de Telecomunicaciones de Chile S.A. (the “Company”). The Company’s principal executive office is located at Avenida Providencia 111, Santiago, Chile, and its telephone number at such principal executive office is (+56) 26 91 3869.

(b) This Tender Offer Statement on Schedule TO relates to Purchaser’s offer to purchase all outstanding Shares. Based on publicly available information, there are 873,995,447 Series A Shares and 83,161,638 Series B Shares outstanding.

(c) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) through (c) This Schedule TO is filed by the Bidders. The information set forth in the section of the Offer to Purchase entitled “Special Factors — Certain Information Concerning the Telefónica Group” and Schedule I are incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “The U.S. Offer — Certain Information Concerning the Telefónica Group,” “Special Factors — Background of the Offers,” “Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers,” “Special Factors — Transactions and Arrangements Concerning the Shares and the ADSs” and “Special Factors — Related Party Transactions,” respectively, is incorporated herein by reference.

Item 6.	Purposes of Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Special Factors — Price Range of Shares and of ADSs; Dividends,” “Special Factors — Certain Effects of the Offers,” “Special Factors — Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers,” and “Special Factors — Transactions and Arrangements Concerning the Shares and the ADSs,” respectively, is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Considerations.

(a) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Source and Amount of Funds” is incorporated herein by reference.

(b) and (d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Interests of Certain Persons in the Offers,” “Special Factors — Certain Shares and the ADSs Held by Affiliates of the Company,” and “The U.S. Offer — Certain Information Concerning the Telefónica Group,” respectively, is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Information.

(a) Not applicable.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the sections of the Offer to Purchase entitled “Special Factors — Interests of Certain Persons in the Offers” and “Special Factors — Transactions and Arrangements Concerning the Shares and ADSs” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase and in the related ADS Letter of Transmittal, the Form of Acceptance and the ADS Notice of Guaranteed Delivery, copies of which are attached hereto as Exhibits (a)(2), (a)(3) and (a)(4), respectively, is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit No.	Description

Exhibit (a)(l)	Offer to Purchase.
Exhibit (a)(2)	ADS Letter of Transmittal.
Exhibit (a)(3)	Form of Acceptance.
Exhibit (a)(4)	ADS Notice of Guaranteed Delivery.
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Shares.
Exhibit (a)(6)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.
Exhibit (a)(7)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Shares.

Exhibit No.	Description

Exhibit (a)(8)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.
Exhibit (a)(9)	Press Release issued by Telefónica, dated Thursday, September 11, 2008, announcing the tender offer, filed with the Securities and Exchange Commission as a Schedule TO-C on September 11, 2008.
Exhibit (a)(10)	Summary newspaper advertisement, dated Wednesday September 17, 2008, published in the Wall Street Journal.
Exhibit (a)(11)	English translation of Chilean offering documents.
Exhibit (f)(1)	English translation of Article 69 and Article 69 Third of the Chilean Corporations Law and English translation of the procedure for tendering Shares pursuant to the Chilean Offer (included as Annexes A, B and C of the Offer to Purchase filed herewith as Exhibit(a)(1)).

Item 13.	Information Required by Schedule 13E-3.

Item 2.	Subject Company Information.

(d) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Price Range of Shares and ADSs; Dividends” is incorporated herein by reference.

(e) Not Applicable.

(f) Not Applicable.

Item 4.	Terms of the Transaction.

(c) Not Applicable.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Appraisal Rights” is incorporated herein by reference.

(e) Not Applicable.

(f) Not Applicable.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(c) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Related Party Transactions” is incorporated herein by reference.

(e) Not Applicable.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(b) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers” is incorporated herein by reference.

(c)(6) and (8) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.

Item 7.	Purposes, Alternatives, Reasons and Effects.

(a) through (c) The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” and “Special Factors — Purpose and Structure of the Offers; Reasons of the Telefónica Group for the Offers,” respectively, is incorporated herein by reference.

(d) The information set forth in the section of the Offer to Purchase entitled “Special Factors — Certain Effects of the Offer” is incorporated herein by reference.

Item 8.	Fairness of the Transaction.

(a) and (b) As of the date hereof, the Board of Directors of the Company has not taken a position with respect to the Offers. The Company will be obligated to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission within ten Business Days of the date of this Offer to Purchase. In the Schedule 14D-9, the Board of Directors of the Company is required to set forth whether it will approve or disapprove of the U.S. Offer or not take a position with respect to the U.S. Offer. The laws of the Republic of Chile do not require that the Board of Directors of the Company take any position with respect to the Offers, except that each member of the Board of Directors has to deliver, within five business days from the commencement of the Chilean Offer, an opinion as to whether tendering into the Chilean Offer is in the best interests of holders of Shares. The information set forth in the section entitled “Special Factors — Fairness of the Offer” is incorporated herein by reference.

(c) The transaction is not conditioned upon approval of at least a majority of unaffiliated security holders of the Company. However, the U.S. Offer is subject to, among others, the condition that the Bylaw Amendments (as defined in the Offer to Purchase) be approved by the affirmative vote of at least 75% of the Company’s Shareholders. The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Conditions of the U.S. Offer” is incorporated herein by reference.

(d) As of this date, to the Bidders’ knowledge, a majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the Offer.

(e) As of this date, the Offer has not been approved by a majority of the directors of the Company who are not employees of the Company.

(f) Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations.

(a) and (b) Neither the Bidders nor the Company have received any report, opinion or appraisal from an outside party that is materially related to the Offer.

(c) Not applicable.

Item 10.	Source and Amount of Funds or Other Considerations.

(c) The information set forth in the sections of the Offer to Purchase entitled “The U.S. Offer — Source and Amount of Funds” and “The U.S. Offer — Fees and Expenses” is incorporated herein by reference.

Item 12.	The Solicitation or Recommendation.

(d) and (e) As of the date hereof, the Board of Directors of the Company has not taken a position with respect to the Offers. The Company will be obligated to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission within ten Business Days of the date of this Offer to Purchase. In the Schedule 14D-9, the Board of Directors of the Company is required to set forth whether it will approve or disapprove of the U.S. Offer or not take a position with respect to the U.S. Offer. The laws of the Republic of Chile do not require that the Board of Directors of the Company take any position with respect to the Offers, except that each member of the Board of Directors has to deliver, within five business days from the commencement of the Chilean Offer, an opinion as to whether tendering into the Chilean Offer is in the best interests of holders of Shares.

Item 13.	Financial Statements.

(a) The audited financial statements of the Company as of and for the three-year period ended December 31, 2007, which Ernst & Young Ltda in Chile, the Company’s independent certified public accountants, have audited, are hereby expressly incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007. The Annual Report on Form 20-F for the fiscal year ended December 31, 2007 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 30, 2008. The financial statements are presented in Chilean pesos and are prepared in accordance with Chilean generally accepted accounting principles

(“Chilean GAAP”), which differs in certain significant respects from United States generally accepted accounting principles (“U.S. GAAP”).

The unaudited financial statements of the Company as of and for the six-month period ended June 30, 2008 are hereby expressly incorporated herein by reference to the Company’s unaudited interim information contained in the Company’s Report of Foreign Issuer on Form 6-K, filed with the Commission on August 8, 2008. The financial statements are presented in Chilean pesos and are prepared in accordance with Chilean GAAP, which differs in certain significant respects from U.S. GAAP.

(b) Not material.

(c) The information set forth in the section of the Offer to Purchase entitled “The U.S. Offer — Certain Information Concerning the Company” is incorporated herein by reference.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 17, 2008

TELEFÓNICA S.A.

By:	/s/ Jorge Abadía Pozuelo
Name:     Jorge Abadía Pozuelo

Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
Name:     Ernesto López Mozo

Title:	Authorized Signatory

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA

By:	/s/ Jorge Abadía Pozuelo
Name:     Jorge Abadía Pozuelo

Title:	Authorized Signatory

By:	/s/ Ernesto López Mozo
Name:     Ernesto López Mozo

Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description

Exhibit (a)(l)	Offer to Purchase.
Exhibit (a)(2)	ADS Letter of Transmittal.
Exhibit (a)(3)	Form of Acceptance.
Exhibit (a)(4)	ADS Notice of Guaranteed Delivery.
Exhibit (a)(5)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: Shares.
Exhibit (a)(6)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees re: ADSs.
Exhibit (a)(7)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: Shares.
Exhibit (a)(8)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients re: ADSs.
Exhibit (a)(9)	Press Release issued by Telefónica, dated Thursday, September 11, 2008, announcing the tender offer, filed with the Securities and Exchange Commission on Schedule TO-C on September 11, 2008.
Exhibit (a)(10)	Summary newspaper advertisement, dated Wednesday September 17, 2008, published in the Wall Street Journal.
Exhibit (a)(11)	English translation of Chilean offering documents.
Exhibit (f)(1)	English translation of Article 69 and Article 69 Third of the Chilean Corporations Law and English translation of the procedure for tendering Shares pursuant to the Chilean Offer (included as Annexes A, B and C of the Offer to Purchase filed herewith as Exhibit(a)(1)).